AGRIUM INC.

Annual Meeting of Shareholders

of

Agrium Inc.

May 2, 2017

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

General Business

1.	Each of the nine director nominees proposed by Management were elected by way of ballot to serve until the earlier of Agrium Inc.’s next annual meeting or until his or her successor is elected or appointed. The results of the director election are as follows:

DIRECTOR	FOR		WITHHELD

(a) Maura J. Clark	99,011,029	99.20%	798,526	0.80%

(b) David C. Everitt	98,864,332	99.05%	945,178	0.95%

(c) Russell K. Girling	99,265,521	99.45%	544,034	0.55%

(d) Russell J. Horner	99,360,793	99.55%	448,762	0.45%

(e) Miranda C. Hubbs	99,590,383	99.78%	219,172	0.22%

(f) Charles V. Magro	99,471,616	99.66%	337,939	0.34%

(g) A. Anne McLellan	99,376,871	99.57%	432,684	0.43%

(h) Derek G. Pannell	95,817,089	96.00%	3,992,466	4.00%

(i) Mayo M. Schmidt	98,883,213	99.07%	926,342	0.93%

2.	The appointment of KPMG LLP, as independent auditors of Agrium for 2017, was approved by a show of hands. Proxies were received representing 102,030,384 (97.94%) votes for and 2,151,145 (2.06%) votes withheld.

3.	The Advisory Vote on Agrium’s approach to Executive Compensation was approved by way of ballot. Ballots were deposited representing 95,999,840 (96.18%) votes for and 3,810,308 (3.82%) votes against.